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November 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:                             Liberty Interactive Corporation

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-220270)

HSN, Inc.

Amendment No. 1 to Schedule 13E-3 filed by HSN, Inc., Liberty Interactive Corporation, et. al. (File No. 005-84170)

Dear Ms. Ransom,

We hereby electronically file, on behalf of Liberty Interactive Corporation (“Liberty Interactive”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (as so amended, the “Registration Statement”), originally filed on August 31, 2017, as amended by Amendment No. 1 filed on October 23, 2017, and on behalf of HSN, Inc., under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Transaction Statement on Schedule 13E-3, originally filed on October 23, 2017.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, dated November 9, 2017 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

* * * * *

Amendment No. 1 to Registration Statement on Form S-4

Summary, page 17

1.                                      Comment: We note your revised disclosure in response to comment 4.  Please further revise to provide additional and quantifiable detail about the assets and liabilities that you currently contemplate will be reattributed to the QVC Group.  In this regard, we note that you quantified the outstanding principal amount of Liberty Charter Exchangeable Debentures but you have not quantified the outstanding principal amounts of the other series of debt that will be reattributed.  We also note the figures used in Goldman Sachs’ and Centerview Partners’ July 5, 2017 presentation materials.  Please also briefly describe the Management and Allocation Policies that you will consider in making such reattribution.

Response:  We have revised the disclosure on pages 17 and 18 of the Registration Statement in response to the Staff’s comment.

In addition, we respectfully advise the Staff that the figures and valuations relating to the assets and liabilities to be reattributed to Liberty Interactive’s QVC Group set forth in Goldman Sachs’ and Centerview Partners’ July 5, 2017 presentation materials will not be taken into account by the Liberty Interactive board of directors when it determines the fair value of such assets and liabilities prior to the reattribution. The Liberty Interactive board of directors makes its fair valuation determination for any reattribution in accordance with the Liberty Interactive charter and its Management and Allocation Policies, as further described in the disclosure on page 18 of the Registration Statement.

Special Factors

Background of the Merger, page 21

2.                                      Comment:  Please affirmatively state whether or not Liberty Interactive or any affiliate received any report, opinion, or appraisal from any outside third party materially related to the Rule 13E-3 transaction.  Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A.  In your response, please be sure to address Allen & Co. and the strategic advice it provided to Liberty Interactive concerning the HSNi transaction.  In this regard, we refer to your disclosure on page 32 indicating that Liberty Interactive engaged Allen & Co. to act as its financial advisor with respect to the transaction and that Allen & Co. provided strategic advice with respect to the HSNi transaction “from time to time.”  Based on your response, please also consider the applicability of Items 1015(b) and 1016(c) of Regulation M-A.  For additional guidance, also refer to Question 117.06 to Compliance Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Response:  We have revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment to affirmatively state that Liberty Interactive did not receive any report, opinion or appraisal, written or otherwise, from any outside third party related to the transaction within General Instruction E to Schedule 13E-3 or Item 1015(a) of Regulation M-A.

We therefore respectfully advise the Staff that Items 1015(b) and 1016(c) are likewise not applicable to any materials received by Liberty Interactive in connection with the transaction.

Finally, we respectfully advise the Staff that the role of Allen & Co. in this transaction differs from that of the financial advisor described in Question 117.06 to Compliance Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Allen & Co. did not make an oral presentation or provide any other report or appraisal, written or otherwise, to Liberty Interactive in connection with the transaction. In addition, Allen & Co. did not conduct any independent business diligence on HSNi, did not provide any general findings regarding HSNi or the transaction to Liberty Interactive in any meeting or otherwise, and did not attend the meetings of the Liberty Interactive board of directors at which the transaction was discussed. As stated on page 45 of the Registration Statement, Allen & Co. provided strategic advice to Liberty Interactive regarding negotiation strategy and specific deal terms, and served as a liaison for Liberty Interactive to the financial advisors engaged by HSNi.

3.                                      Comment:  Please revise your disclosure to address the nature of strategic advice provided by Allen & Co. to Liberty Interactive concerning the HSNi transaction.

Response:  We have revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment.  We also respectfully direct the Staff to our response to Comment 2 set forth above.

4.                                      Comment:  We note the reference to alternative structural considerations in the presentation materials of Goldman Sachs and Centerview Partners on February 9, 2017.  Please revise your disclosure to address whether alternative structural considerations for the merger were considered, including whether the parties contemplated waiting until the GCI transactions closed.

Response:  We have revised the disclosure on pages 38 and 45 of the Registration Statement in response to the Staff’s comment.

5.                                      Comment:  You state that on May 15, 2017 the Special Committee discussed the merits of conditioning a transaction with Liberty Interactive on consummation of the proposed GCI transactions, “but concluded that such a condition was not in the best interests of the HSNi stockholders.”  Please enhance your disclosure to address what factors the Special Committee considered in reaching that determination.

Response:  We have revised the disclosure on page 39 of the Registration Statement in response to the Staff’s comment.

HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger, page 38

6.                                      Comment:  We note that the Special Committee considered the opinions of Goldman Sachs and Centerview Partners regarding the fairness of the transaction.  Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation.  Please revise to clarify whether the Special Committee and HSNi Board adopted the analyses and opinions of Goldman Sachs and Centerview Partners.

Response:  We have been informed that, although the Special Committee and the HSNi board considered the opinions of both Goldman Sachs and Centerview Partners regarding the fairness, from a financial point of view, to the HSNi stockholders (other than as specified in such opinions) of the merger consideration to be paid by Liberty Interactive to such stockholders, neither the Special Committee nor the HSNi board exclusively relied on such opinions nor did they expressly adopt the analyses and conclusions contained therein. Instead, we have been informed that, as indicated under the heading “Special Factors HSNi’s—Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger” of the Registration Statement, the Special Committee and the HSNi board considered a broad range of factors in determining that the proposed merger was advisable, fair to and in the best interests of, HSNi and the HSNi stockholders, including the HSNi stockholders unaffiliated with Liberty Interactive.

7.                                      Comment:  We note your disclosure concerning the potentially negative factors considered by the Special Committee and the HSNi Board.  Please advise whether the Special Committee and HSNi Board also considered the (i) multi-class capital structure of Liberty Interactive and (ii) limited voting control that HSNi stockholders will have in the QVC Group post-merger, and revise accordingly.

Response:  We have revised the disclosure on page 56 of the Registration Statement in response to the Staff’s comment.

8.                                      Comment:  We note that the disclosures on pages 11, 43 and elsewhere addresses the fairness to HSNi stockholders generally.  Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, HSN, Inc.  Accordingly, please revise the disclosure to state explicitly whether HSN, Inc. reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

Response:  We have revised the disclosure on page 52 of the Registration Statement in response to the Staff’s comment.

Special Factors, page 41

9.                                      Comment:  Please refer to Rule 13e-3(e)(1)(ii) and provide the substantive disclosures in the front of the disclosure document.

Response:  We have revised the order of our disclosure in the Registration Statement in response to the Staff’s comment.

Liberty Interactive, page 46

10.                               Comment:  Please advise whether Liberty Interactive’s management considered possible consummation of the GCI transactions in preparing the unaudited forecasted financial information of the QVC Group for the fiscal years ending 2017 through 2021.

Response:  We respectfully advise the Staff that Liberty Interactive’s management did not consider possible consummation of the GCI transactions in preparing the unaudited forecasted financial information of the QVC Group for the fiscal years ending 2017 through 2021 as each transaction was entered into irrespective of the other. However, Liberty Interactive’s management discussed and explained the terms and structure of the GCI transactions, including the reattribution, with representatives of HSNi. These explanations and discussions regarding the GCI transactions were taken into account by HSNi management when preparing its forecasts.

Opinion of the Special Committee Financial Advisor (Centerview Partners), page 49

11.                               Comment:  Please disclose all material assumptions made by Centerview Partners and Goldman Sachs in their analyses.  For example, explain how (i) Centerview Partners and Goldman Sachs developed their EBITDA multiples and range of discount rates in their Discounted Cash Flow Analysis, and (ii) Goldman Sachs developed its EBITDA multiples and illustrative discount rate in its Present Value of Future Share Price Analysis.

Response:  We have revised the disclosure under the headings “Special Factors—Opinion of the Special Committee Financial Advisor (Centerview Partners)” and “Special Factors—Opinion of the Special Committee Financial Advisor (Goldman Sachs)” of the Registration Statement in response to the Staff’s comment.

12.                               Comment:  Please revise to disclose the data underlying the results described in each financial advisor’s analysis and show how that information resulted in the values disclosed.  For example, disclose (i) the company’s projected results that were used in conducting each Discounted Cash Flow Analysis or a cross-reference to where they appear, (ii) data from each transaction that resulted in the multiples disclosed on pages 56 and 67 with respect to the Selected Transactions Analysis, (iii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on pages 58 and 66 with respect to Selected Public Companies Analysis, and (iv) data from each transaction that resulted in the premiums disclosed on page 70 with respect to the Illustrative Premiums Paid Analysis.  Alternatively, please provide us with a brief analysis in support of your apparent position that such disclosure is not required to comply with Item 1015(b)(6) of Regulation M-A.

Response:  We have revised the disclosure under the headings “Special Factors—Opinion of the Special Committee Financial Advisor (Centerview Partners)” and “Special Factors—Opinion of the Special Committee Financial Advisor (Goldman Sachs)” of the Registration Statement in response to the Staff’s comment.

Cautionary Statement..., page 111

13.                               Comment:  Sections 27A and Section 21E, by their terms, do not apply in the context of transactions subject to Rule 13e-3.  Accordingly, none of the statements contained within the proxy statement may be properly defined as “forward-looking” within the meaning of those statutory provisions, and your disclosure should not otherwise suggest that they are eligible for protection under these safe-harbor provisions codified under the Securities Act or the Exchange Act.

Response:  We have revised the disclosure on page 136 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 113

14.                               Comment:  The risk factor discussion must immediately follow the summary section.  Please revise accordingly.  Refer to Item 503(c) of Regulation S-K.

Response:  We have revised the order of our disclosure in the Registration Statement in response to the Staff’s comment.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Lisa M. Kohl — Securities and Exchange Commission

Courtney Haseley — Securities and Exchange Commission

Gregory J. Henchel — HSN, Inc.

Richard N. Baer — Liberty Interactive Corporation

Greg B. Maffei — Liberty Interactive Corporation

Jonathan Gordon — Baker Botts L.L.P.

Beverly B. Reyes — Baker Botts L.L.P.

George R. Bason, Jr. — Davis Polk & Wardwell LLP

Marc O. Williams — Davis Polk & Wardwell LLP